UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number:001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

As previously reported, on February 24, 2026, at the extraordinary general meeting of shareholders of Farmmi, Inc. (the “Company”), shareholders of the Company passed a special resolution with respect to share capital reduction (the “Special Resolution”). Pursuant to the Special Resolution, the authorized share capital of the Company has been reduced from (i) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$50 divided into 4,500,000,000 Class A Ordinary Shares of US$0.000,000,010 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$0.000,000,010 nominal or par value each, by the reduction of the par value of each Class A share and each Class B share by US$2.399,999,990 (the “Capital Reduction”), in each case, having the rights and being subject to the restrictions as set out in the Articles of Associations, as amended, of the Company. This Report on Form 6-K is being filed for the sole purpose of confirming that the Capital Reduction has taken effect following the registration of the Special Resolution with the Cayman Islands Registrar of Companies.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: April 10, 2026	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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